

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
Ms. Teresa L. Dick
Chief Financial Officer
Diamondback Energy, Inc.
14301 Caliber Drive, Suite 300
Oklahoma City, Oklahoma 73134

　　　　Re:　　**Diamondback Energy, Inc.**
　　　　　　　Registration Statement on Form S-4
　　　　　　　Filed March 14, 2014
　　　　　　　File No. 333-194567

Dear Ms. Dick:

　　　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.　　　Item 19 of Form S-4 identifies certain information to be provided in an exchange offer. Because the Form 10-K in turn incorporates by reference to your definitive proxy statement, which you have not yet filed, please either provide in the Form S-4 all the information Item 19 requires you to disclose, or file the definitive proxy statement to include that information. See Item 19(c) of Form S-4. Although it refers to Form S-3, note the discussion provided at Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01 at http://sec.gov/divisions/corpfin/guidance/safinterp.htm.

Information Incorporated by Reference, page ii

2.　　　Update the disclosure in this section to list all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director

cc: Seth Molay
       Akin Gump Strauss Hauer & Feld, LLP